[Winstead Letterhead]

December 19, 2008

direct dial: (281) 681-5930

cparker@winstead.com

VIA FACSIMILE, FED EX, AND EDGAR

Ms. Amanda McManus

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hornbeck Offshore Services, Inc.
Registration Statement on Form S-4
Filed November 18, 2008
File No. 333-155437

Dear Ms. McManus:

In response to your letter dated December 9, 2008, we have prepared on behalf of our client, Hornbeck Offshore Services, Inc., the following response to your comment based on your consideration of our Registration Statement on Form S-4 filed November 18, 2008, File No. 333-155437 (the “Registration Statement”).

Comment and Response:

Registration Statement on Form S-4

Reselling Securities, Page 77

It appears from your disclosure here and in various places throughout, that you are intending for this registration statement to not only cover the shelf offering but also the future resale of shares acquired under this offering by selling securities holders. However, it appears that either a separate registration statement would be required for such future sales or the selling security holders would need to rely on an exemption from registration. Please revise to clarify what exactly you are registering with this S-4 and to the extent you believe your disclosure already accurately reflects your intent, please provide a detailed analysis of why you believe this S-4 should also cover the subsequent sales by selling security holders.

We have considered the Staff’s comment and will amend the Registration Statement to clarify that, if applicable, the information required by Form S-4 with respect to future reofferings or resales of securities acquired by selling security holders under the Registration Statement will be set forth in a separate resale prospectus.

Ms. Amanda McManus

December 19, 2008

Set forth below is the text of the revised “Explanatory Note” that we propose to use in our amendment to the Registration Statement:

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectus: one to be used by the Registrants in connection with the offerings of debt securities, guarantees of debt securities (if any) by certain of our subsidiaries, common stock, preferred stock and warrants offered by us in connection with our acquisition of assets, businesses or securities of other companies (the “Company Prospectus”) and one to be used by certain persons to whom we issue securities under the Company Prospectus, who wish to offer and sell such securities in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Selling Security Holder Prospectus”). The Company Prospectus and the Selling Security Holder Prospectus will be identical in all respects except that they will contain different front cover pages. The Company Prospectus is included herein and is followed by those pages to be used in the Selling Security Holder Prospectus that differ from those in the Company Prospectus. Each of the alternate or additional pages for the Selling Security Holder Prospectus included herein has been labeled “Alternate Page for Selling Security Holder Prospectus.” We may offer any combination of the securities described in the Company Prospectus, from time to time, in one or more offerings, up to $500,000,000 in connection with our acquisition of the assets, businesses or securities of other companies, whether by purchase, merger, or any other form of business combination, and the selling security holders, if any, may reoffer any such securities described in the Selling Security Holder Prospectus.

The “Alternate Page for Selling Security Holder Prospectus” is attached hereto as Exhibit A. We will also make minor conforming revisions to the Registration Statement that are not set forth in this response letter.

Background to the Registration Statement

The Registration Statement will, once declared effective by the Securities and Exchange Commission, enable us to offer and sell an aggregate amount of up to $500,000,000 of common stock, preferred stock, debt securities or warrants, or any combination of such securities, in one or more acquisition transactions that we may make from time to time. These transactions may include the acquisition of assets, businesses or securities, whether by purchase, merger or any other form of business combination. The specific terms upon which we will issue securities will be determined by negotiation with the owner(s) or controlling person(s) of the assets, businesses or securities we plan to acquire.

The Registration Statement has also been prepared for use by selling security holders who receive our securities in acquisitions pursuant to the Registration Statement. In general, under Rule 145 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the persons to whom we issue securities under the Registration Statement will be able to resell our securities in the public market without further registration and without being required to deliver a

Ms. Amanda McManus

December 19, 2008

prospectus. However, certain persons who receive large blocks of our securities or otherwise become affiliates (as defined in Rule 144(a)(1) promulgated under the Securities Act) of us may want to resell those securities in distributions that would require the delivery of a prospectus. As noted on page 77 of the Registration Statement, with our prior consent, the Registration Statement, as amended or supplemented if appropriate, may be used by selling security holders who may wish to sell such securities. However, no person who receives the securities covered by the Registration Statement will be authorized to use the Registration Statement for an offer of such securities without first obtaining our consent.

The specific amount of the securities being offered or sold, the names of the selling security holders, if any, the purchase prices and public offering prices, the name of any agent, dealer or underwriter, if applicable, and any applicable commissions or discounts with respect to a particular offer or sale will be set forth in an accompanying resale prospectus.

Rule as to Use of Form S-4

In its adopting release, Business Combination Transactions—Adoption of Registration Form, Release No. 33-6578, published on April 23, 1985, the Staff stated that “Form S-4 is available for the registration of securities in connection with Rule 145 transactions as well as other mergers, exchange offers and reoffers or resales of securities registered on the Form.” (emphasis added). Consistent with the adopting release, General Instruction A.1. to Form S-4 states:

This Form may be used for registration under the Securities Act of 1933 (“Securities Act”) of securities to be issued (1) in a transaction of the type specified in paragraph (a) of Rule 145 (§230.145 of this chapter); (2) in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired; (3) in an exchange offer for securities of the issuer or another entity; (4) in a public reoffering or resale of any such securities acquired pursuant to this registration statement; or (5) in more than one of the kinds of transaction listed in (1) through (4) registered on one registration statement. (emphasis added).

The Registration Statement is intended to register securities in more than one of the kinds the transactions listed in General Instruction A.1. to Form S-4, including, without limitation, a transaction of the type specified in Rule 145 promulgated under the Securities Act and, if applicable, the public reoffering or resale of the securities acquired pursuant to such transaction. If any of such securities are to be reoffered or resold to the public by any person or party who is deemed to be an underwriter thereof, we will furnish the information required by Item 7 of Form S-4, including the information called for by Item 507 of Regulation S-K, in a resale prospectus at the time it is being used for the reoffer or resale of such securities to the extent it is not already furnished in the Registration Statement.

Our intent that the Registration Statement cover the subsequent resale by selling security holders is also consistent with the Staff’s interpretation of the application to Form S-4 of Rule 457 Computation of Fee promulgated under the Securities Act in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, Section B. Securities Act Rules, No. 103, which reads:

Ms. Amanda McManus

December 19, 2008

In a Form S-4 registration statement registering both the securities offered in a business combination transaction and the resale of those securities by affiliates, a filing fee must be paid with respect to the securities offered in the business combination transaction, but no separate filing fee is assessed for the registration of resale transactions. (emphasis added)

Undertaking to Amend or Supplement the Registration Statement

As drafted, the Registration Statement does not contain the specific terms upon which we will ultimately issue securities. However, as noted on pages II-5 and II-6, we have undertaken, among other things:

•	“[t]o include any prospectus required by Section 10(a)(3) of the Securities Act of 1933”;

•

“[t]o reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement”;

•

“[t]o include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement”; and

•

“that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrants undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of Form S-4.”

Prior to any public offering or reoffering of any of the securities set forth in the Registration Statement, we will provide a prospectus supplement or resale prospectus setting forth the specific terms of the offering or reoffering, as applicable.

* * * * * * * *

Ms. Amanda McManus

December 19, 2008

As requested in your December 9, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me by phone at (281) 681-5930, fax at (281) 681-5901 or e-mail at cparker@winstead.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

WINSTEAD PC

/s/ R. Clyde Parker, Jr.
R. Clyde Parker, Jr.

Copies to:

John Stickel, Attorney Advisor, Division of Corporation Finance

Todd M. Hornbeck, Chairman, President and Chief Executive Officer

James O. Harp, Jr., Executive Vice President and Chief Financial Officer

Samuel A. Giberga, Senior Vice President and General Counsel

Timothy P. McCarthy, Corporate Controller

Exhibit A

(ALTERNATE PAGE FOR SELLING SECURITY HOLDER PROSPECTUS)

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December     , 2008.

PROSPECTUS

$500,000,000 Hornbeck Offshore Services, Inc. Common Stock Preferred Stock Warrants Debt Securities

By this prospectus, as appropriately amended or supplemented, the individuals or entities who have received or will receive securities of Hornbeck Offshore Services, Inc., or the Company, in one or more of the forms listed above in connection with the acquisition by the Company of assets, businesses or securities of other companies held by such individuals or entities, may offer or sell from time to time such securities of the Company in transactions in which they and any broker-dealer through whom such securities are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus provides you with a general description of these securities. See “Reselling Securities” for information relating to resales of such securities pursuant to this prospectus.

The Company will usually not receive any of the proceeds from any such sale by a selling security holder. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such securities as principal any profits received on the resale of such securities, may be deemed to be underwriting discounts and commissions under the Securities Act. Certain printing, legal and accounting, filing and other similar expenses of this offering may be paid by the Company. The selling security holders will generally bear all other expenses of this offering, including brokerage fees and any underwriting discounts or commissions.

The Registration Statement of which this prospectus is a part also relates to the offer and issuance by the Company from time to time of up to $500,000,000 in the form of one or more of the securities listed above in connection with its acquisition of assets, businesses or securities of other companies, whether by purchase, merger, or any other form of business combination.

The Company’s common stock is listed for trading on the New York Stock Exchange under the symbol “HOS.” On December     , 2008, the last reported sales price of the Company’s shares of common stock was $         .

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                    , 200  .